NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

82-3822

02042391

June 26, 2002

SUPPL

02 JUL -5 AM 10:38

TSX Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news releases issued by Pat O'Brien, of Novawest Resources Inc., dated June 26, 2002 for your records.

Yours Sincerely,

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

CC. Securities and Exchange Commission, USA

7/15

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

C. Tucker Barrie. PhD., Joins Novawest Advisory Committee

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

June 26, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to announce the appointment of Mr. C. Tucker Barrie, PhD., to the Company's Advisory Committee. Mr. Barrie is an Ottawa-based economic geologist with extensive experience in the geology, geochemistry and genesis of base and precious metal deposits, and is a leading expert in volcanogenic massive sulfide and magmatic Ni-Cu-PGE sulfide deposits. He is the lead author on over 25 publications concerning these deposit types and their geological settings. He has worked for major and junior mining companies principally in North America, but also in Europe and the Caribbean. For Novawest, Mr. Barrie will focus initially on the exploration and development of the Ni-Cu-PGE properties in the Raglan area, Quebec.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km/150,000-acre Raglan Ni-PGM-Co-Cu Project), southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (Lone Eagle Gold Project, GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of Novawest Resources Inc. trade on the TSX Venture Exchange in Canada under the trading symbol "NVE". NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

C. Tucker Barrie. PhD., Joins Novawest Advisory Committee

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

June 26, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to announce the appointment of Mr. C. Tucker Barrie, PhD., to the Company's Advisory Committee. Mr. Barrie is an Ottawa-based economic geologist with extensive experience in the geology, geochemistry and genesis of base and precious metal deposits, and is a leading expert in volcanogenic massive sulfide and magmatic Ni-Cu-PGE sulfide deposits. He is the lead author on over 25 publications concerning these deposit types and their geological settings. He has worked for major and junior mining companies principally in North America, but also in Europe and the Caribbean. For Novawest, Mr. Barrie will focus initially on the exploration and development of the Ni-Cu-PGE properties in the Raglan area, Quebec.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km/150,000-acre Raglan Ni-PGM-Co-Cu Project), southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (Lone Eagle Gold Project, GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of Novawest Resources Inc. trade on the TSX Venture Exchange in Canada under the trading symbol "NVE". NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

02 JUL -5 AM 10:38

June 20, 2002

TSX Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news releases issued by Alison Robinson, of Novawest Resources Inc., dated June 20, 2002 for your records.

Yours Sincerely,

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

CC. Securities and Exchange Commission, USA

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

PRIVATE PLACEMENT

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

June 20, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) announces that the Company has arranged, subject to regulatory approval, a private placement of $70,000 by the issuance of 350,000 units at a price of $0.20 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.20 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per CDNX policy. All terms are subject to the approval of the CDNX.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Alison Robinson"
Alison Robinson
Corporate Secretary

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

PRIVATE PLACEMENT

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

June 20, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) announces that the Company has arranged, subject to regulatory approval, a private placement of $70,000 by the issuance of 350,000 units at a price of $0.20 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.20 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per CDNX policy. All terms are subject to the approval of the CDNX.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Alison Robinson"
Alison Robinson
Corporate Secretary